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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

FIRST NATIONAL OF NEBRASKA, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $5.00 PER SHARE (Title of Class of Securities)
335720108 (CUSIP Number)
BRUCE R. LAURITZEN FIRST NATIONAL OF NEBRASKA, INC. 1620 Dodge Street Omaha, NE 68197 (402) 341-0500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box    / /

Page 1 of 12 Pages

CUSIP No. 335720108	13D	Page 2 of 12 Pages

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (entities only)
Elizabeth D. Lauritzen

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
52,286

		8.	Shared Voting Power
34,854

		9.	Sole Dispositive Power
52,286

		10.	Shared Dispositive Power
34,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
87,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
26.05%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 335720108	13D	Page 3 of 12 Pages

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (entities only)
Bruce R. Lauritzen

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
94,469

		8.	Shared Voting Power
12,756

		9.	Sole Dispositive Power
94,469

		10.	Shared Dispositive Power
200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
123,741 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
36.99%

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes an additional 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which he is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

CUSIP No. 335720108	13D	Page 4 of 12 Pages

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (entities only)
Lauritzen Corporation 47-0444651

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
NE

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0

		8.	Shared Voting Power
71,888

		9.	Sole Dispositive Power
0

		10.	Shared Dispositive Power
71,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
71,888

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
21.49%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 335720108	13D	Page 5 of 12 Pages

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (entities only)
FirstLine Insurance Services, Inc. 47-0817405

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
NE

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0

		8.	Shared Voting Power
11,708

		9.	Sole Dispositive Power
0

		10.	Shared Dispositive Power
11,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,708

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
3.50%

14.	Type of Reporting Person (See Instructions)
CO

ITEM 2.    IDENTITY AND BACKGROUND

        Item 2 of Schedule 13D is amended in its entirety to read as follows:

        The persons listed in Numbers 1, 2, 3 and 4 below are the persons filing this Amendment No. 11 to Schedule 13D. A copy of their written agreement relating to this filing is included as Exhibit A hereto.

1.
(a)    Name:    Elizabeth D. Lauritzen;

(b)
Business Address:    One First National Center, Omaha, Nebraska 68102;

(c)
Principal Employment:    Housewife;

(d)
Mrs. Elizabeth D. Lauritzen has not been convicted in a criminal proceeding during the last five years;

(e)
Mrs. Elizabeth D. Lauritzen has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)
Citizenship: United States.

2.
(a)    Name:    Bruce R. Lauritzen;

(b)
Business Address: One First National Center, Omaha, Nebraska 68102

(c)
Principal Employment: Chairman, Member of the Executive Committee and Director of First National of Nebraska, Inc. ("FNNI"); Chairman and Director of First National Bank of Omaha (the "Bank");

(d)
Mr. Bruce R. Lauritzen has not been convicted in a criminal proceeding during the last five years;

(e)
Mr. Bruce R. Lauritzen has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;

(f)
Citizenship: United States.

3.
(a)    Name:    Lauritzen Corporation, a Nebraska corporation;

(b)
State or Other Place of Organization:    Nebraska;

(c)
Principal Business: Multibank Holding Company;

(d)
Principal Office: One First National Center, Omaha, Nebraska 68102

(e)
Lauritzen Corporation has not been convicted in a criminal proceeding during the last five years.

(f)
Lauritzen Corporation has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to laws during the last five years.

        The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of Lauritzen Corporation is listed below:

        The following sets forth as to each of the directors and executive officers of the Lauritzen Corporation: his name and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the Lauritzen Corporation, the business address of which is One First National Center, Omaha, Nebraska 68102, and each such individual is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

DIRECTORS OF LAURITZEN CORPORATION AND PRESENT PRINCIPAL OCCUPATIONS OR EMPLOYMENT
Bruce R. Lauritzen	Chairman, Member of the Executive Committee and a Director of FNNI; Chairman and a Director of the Bank
Elizabeth D Lauritzen	Housewife
Daniel K. O'Neill	Executive Vice President, Lauritzen Corporation and a Director of FNNI
EXECUTIVE OFFICERS OF THE LAURITZEN CORPORATION AND POSITIONS
Bruce R. Lauritzen	President
Elizabeth D. Lauritzen	Secretary
Daniel K. O'Neill	Executive Vice President, Lauritzen Corporation
Neil A. Stanley	Vice President, Lauritzen Corporation
Joseph R. Ramaeker	Treasurer, Lauritzen Corporation
4.
(a)    Name:    FirstLine Insurance Services, Inc., a Nebraska corporation;

(b)
State or other Place of Organization: Nebraska;

(c)
Principal Business: Retail Insurance Broker

(d)
Principal Office: One First National Center, Omaha, Nebraska 68102

(e)
FirstLine Insurance Services, Inc. has not been convicted in a criminal proceeding during the last five years.

(f)
FirstLine Insurance Services, Inc. has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to laws during the last five years.

            The following sets forth as to each of the directors and executive officers of the FirstLine Insurance Services, Inc.: his name and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the FirstLine Insurance Services, Inc., the business address of which is One First National Center, Omaha, Nebraska 68102, and each such individual is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

DIRECTORS OF FIRSTLINE INSURANCE SERVICES, INC. AND PRESENT PRINCIPAL OCCUPATIONS OR EMPLOYMENT
Bruce R. Lauritzen	Chairman, Member of the Executive Committee and a Director of FNNI; Chairman and a Director of the Bank
Daniel K. O'Neill	Executive Vice President, Lauritzen Corporation and a Director of FNNI
Larry Johnson	President, FirstLine Insurance Services, Inc.
Joseph R. Ramaeker	Treasurer, FirstLine Insurance Services, Inc. and Treasurer, Lauritzen Corporation
Scott Hill	Second Vice President, Lauritzen Corporation
EXECUTIVE OFFICERS OF FIRSTLINE INSURANCE SERVICES, INC. AND POSITIONS
Larry Johnson	President, FirstLine Insurance Services, Inc.
Larry Neppl	Vice President and Secretary, FirstLine Insurance Services, Inc.
Daniel K. O'Neill	Vice President, FirstLine Insurance Services, Inc., Executive Vice President, Lauritzen Corporation and a Director of FNNI
Joseph R. Ramaeker	Treasurer, FirstLine Insurance Services, Inc. and Treasurer, Lauritzen Corporation

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction by which FirstLine Insurance Services, Inc. acquired 11,708 FNNI shares from Lauritzen Corporation, as further described Item 4 herein, was structured as a tax-free spin off, and as such there was no consideration for the transaction. In addition, the distribution of 4,922 FNNI shares from the John R. Lauritzen estate to the John R. Lauritzen Marital Trust for the benefit of Elizabeth D. Lauritzen was made without consideration.

ITEM 4. PURPOSE OF TRANSACTION

        On January 31, 2002, Lauritzen Corporation completed a reorganization whereby it formed a wholly-owned subsidiary, Lauritzen Investments Incorporated. As part of this reorganization, Lauritzen Corporation transferred 11,708 FNNI shares to FirstLine Insurance Services, Inc., a wholly-owned subsidiary of Lauritzen Investments Incorporated. Subsequently, Lauritzen Corporation distributed all of its stock holdings in Lauritzen Investments Incorporated to the holders of common stock of Lauritzen Corporation, thereby spinning off Lauritzen Investments Incorporated. In addition, on February 5, 2002, 4,922 FNNI shares were distributed from the estate of John R. Lauritzen to the John R. Lauritzen Marital Trust for the benefit of Elizabeth D. Lauritzen.

        Depending upon the results of operations and other facts and circumstances then existing, including evaluation of the business and prospects of FNNI, availability of funds, alternative uses for funds and investments to which the funds of such reporting person may be dedicated and general market conditions, one or more of the reporting persons may make additional investments in FNNI, but at the present time, except as described in this Item 4, none of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Lauritzen Corporation or FirstLine Insurance Services, Inc. has any plans or proposals which relate to or would result in:

  (a)
  The acquisition by any person of additional securities of FNNI, or the disposition of securities of FNNI, except that Lauritzen Corporation has entered into agreements for the acquisition of

    4,160 FNNI shares from United of Omaha Life Insurance Company and 1,000 FNNI shares from Giltner Investment Partnership, Ltd., with each such agreement being conditioned upon the receipt of certain regulatory approvals;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FNNI or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of FNNI or any of its subsidiaries;

  (d)
  Any change in the present board of directors or management of FNNI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)
  Any material change in the present capitalization or dividend policy of FNNI;

  (f)
  Any other material change in FNNI's business or corporate structure;

  (g)
  Changes in FNNI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h)
  The common stock of FNNI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (i)
  Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of Schedule 13D is amended in its entirety to read as follows:

        The following table sets forth the beneficial ownership of FNNI shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.

Name	Amount and Nature of Beneficial Ownership		Percent of Shares
Elizabeth D. Lauritzen	87,140	(1)(5)	26.05%
Bruce R. Lauritzen	123,741	(2)(3)(4)(5)	36.99%
Lauritzen Corporation	71,888	(3)(5)	21.49%
FirstLine Insurance Services, Inc.	11,708	(4)(5)	3.50%

(1)
Consists of 52,286 shares over which Mrs. Lauritzen exercises sole investment and voting power; 4,922 shares over which Mrs. Lauritzen, as co-trustee of the John R. Lauritzen Marital Trust, shares voting and dispositive power with the Bank; and 16,516 shares and 13,416 shares which Mrs. Lauritzen shares investment and voting power with the Bank, but Mr. Lauritzen and Ann Lauritzen Pape, respectively, have rights to receive dividends and sale proceeds. In addition, Mrs. Lauritzen is the income beneficiary of the John R. Lauritzen Marital Trust.

(2)
Consists of 9,038 shares over which Mr. Lauritzen exercises sole investment and voting power; 200 shares over which he shares investment and voting power with his spouse; 71,888 shares which are owned by the Lauritzen Corporation; 11,708 shares which are owned by FirstLine Insurance Services, Inc.; 1,835 shares which Mr. Lauritzen has the right to acquire through the exercise of stock options; 16,516 shares from which Mr. Lauritzen has the right to receive dividends and sale proceeds and Elizabeth D. Lauritzen shares investment and voting power with the Bank; and 1,474 shares and 11,082 shares owned by the Lauritzen Corporation pension plan and the Bank pension plan, respectively, over which he has voting power.

(3)
71,888 shares are reported as beneficially owned by both Bruce R. Lauritzen and Lauritzen Corporation. Mr. Lauritzen, as Chairman of the Lauritzen Corporation and as the holder of the majority of the voting power of Lauritzen Corporation, has sole investment and voting power of the shares owned by the Lauritzen Corporation.

(4)
11,708 shares are reported as beneficially owned by both Bruce R. Lauritzen and FirstLine Insurance Services, Inc. Mr. Lauritzen, as a Director of FirstLine Insurance Services, Inc. and as the holder of the majority of the voting power of Lauritzen Investments Incorporated, the parent of FirstLine Insurance Services, Inc., has sole investment and voting power of the shares owned by the FirstLine Insurance Services, Inc..

(5)
Certain shares are reported as beneficially owned by Bruce R. Lauritzen, Elizabeth D. Lauritzen, Lauritzen Corporation and FirstLine Insurance Services, Inc. The total number of shares beneficially owned by them, without duplication, is 194,365 or approximately 58.11% of the issued and outstanding shares.

        On January 31, 2002, in connection with a reorganization of Lauritzen Corporation, FirstLine Insurance Services, Inc. acquired 11,708 FNNI shares from Lauritzen Corporation without consideration. On February 5, 2002, 4,922 FNNI shares were distributed from the estate of John R. Lauritzen to the John R. Lauritzen Marital Trust for the benefit of Elizabeth D. Lauritzen without consideration.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Lauritzen Corporation has entered into an agreement to acquire 4,160 FNNI shares from United of Omaha Life Insurance Company, subject to certain regulatory approvals. A copy of this agreement is included as Exhibit B. Lauritzen Corporation has entered into an agreement to acquire 1,000 FNNI shares from Giltner Investment Partnership Ltd., subject to certain regulatory approvals. A copy of this agreement is included as Exhibit C.

        Other than set forth above, none of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Lauritzen Corporation or FirstLine Insurance Services, Inc. are party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of FNNI, including, but not limited to, transfer or voting of any such securities, finders fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        The following are filed as Exhibits to this Amendment No. 11 to Schedule 13D:

        A.    Second Amended and Restated Joint Filing Agreement of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Lauritzen Corporation and FirstLine Insurance Services, Inc., dated February 6, 2002.

        B.    United of Omaha Agreement

        C.    Giltner Agreement

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2002

/s/ ELIZABETH D. LAURITZEN Elizabeth D. Lauritzen
/s/ BRUCE R. LAURITZEN Bruce R. Lauritzen
LAURITZEN CORPORATION
By:	/s/ DANIEL K. O'NEILL Daniel K. O'Neill, Executive Vice President
FIRSTLINE INSURANCE SERVICES, INC.
By:	/s/ DANIEL K. O'NEILL Daniel K. O'Neill, Vice President

Page 12 of 12 Pages

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  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE